Exhibit 4.2
Description of Registrant’s Securities
Unless otherwise indicated or the context otherwise requires, references in this Exhibit 4.2 to “we, “us” and “our” refer collectively to Greene County Bancorp, MHC, Greene County Bancorp, Inc. and The Bank of Greene County or to any of those entities, depending on the context.
General

Greene County Bancorp, Inc. (the “Company”) is authorized to issue 12,000,000 shares of common stock having a par value of $0.10 per share and 1,000,000 shares of serial preferred stock. Each share of the Company’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. All outstanding shares of our common stock are duly authorized, fully paid and nonassessable.
Our board of directors can, without stockholder approval, issue additional shares of common stock, although Greene County Bancorp, MHC, so long as it is in existence, must own a majority of the Company’s outstanding shares of common stock.  Greene County Bancorp, Inc.’s issuance of additional shares of common stock would dilute the voting strength of the holders of the common stock.
Common Stock
Distributions.  Greene County Bancorp, Inc. can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations which are imposed by law.  The holders of the Company’s common stock are entitled to receive and share equally in such dividends as may be declared by the Company’s board of directors out of funds legally available therefor.  Dividends from Greene County Bancorp, Inc. depend, in large part, upon receipt of dividends from The Bank of Greene County, because Greene County Bancorp, Inc. has limited sources of income other than dividends from The Bank of Greene County, earnings from the investment of proceeds from the sale of shares of common stock, and interest payments with respect to Greene County Bancorp, Inc.’s loan to the employee stock ownership plan.  Regulations of the Federal Reserve Board and the Office of the Comptroller of the Currency impose limitations on “capital distributions” by savings institutions.

If Greene County Bancorp, Inc. pays dividends to its stockholders, it is required to pay dividends to Greene County Bancorp, MHC, unless Greene County Bancorp, MHC is permitted by the Federal Reserve Board to waive the receipt of dividends. The Federal Reserve Board’s current regulations require that in order for Greene County Bancorp, MHC to waive the receipt of dividends from the Company, the waiver must be approved by a majority of the eligible votes of members of Greene County Bancorp, MHC within 12 months prior to the declaration date of the dividend by the Company. Historically, Greene County Bancorp, MHC has obtained these required approvals from its members and has generally waived its right to receive most of the dividends declared and paid by the Company.
Pursuant to our charter, Greene County Bancorp, Inc. is authorized to issue preferred stock.  If Greene County Bancorp, Inc. issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.
Voting Rights.  The holders of common stock of Greene County Bancorp, Inc. possess exclusive voting rights in Greene County Bancorp, Inc. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors.  If Greene County Bancorp, Inc. issues preferred stock, holders of the preferred stock may also possess voting rights.
Liquidation.  In the event of any liquidation, dissolution or winding up of The Bank of Greene County, Greene County Bancorp, Inc., as holder of The Bank of Greene County’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of The Bank of Greene County, including all deposit accounts and accrued interest thereon, all assets of The Bank of Greene County available for distribution.  In the event of liquidation, dissolution or winding up of Greene County Bancorp, Inc., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Greene County Bancorp, Inc. available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.
Rights to Buy Additional Shares.  Holders of the common stock of Greene County Bancorp, Inc. are not entitled to preemptive rights with respect to any shares which may be issued.  Preemptive rights are the priority right to buy additional shares if Greene County Bancorp, Inc. issues more shares in the future.  The common stock is not subject to redemption.

Preferred Stock
Preferred stock may be issued with such preferences and designations as our board of directors may from time to time determine. Our board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.
Mutual Holding Company Structure
Greene County Bancorp, MHC owns a majority of the outstanding common stock of Greene County Bancorp, Inc. and, through its board of directors, is able to exercise voting control over virtually all matters put to a vote of stockholders.  For example, Greene County Bancorp, MHC may exercise its voting control to prevent a sale or merger transaction or to defeat a stockholder nominee for election to the board of directors of Greene County Bancorp, Inc.  It will not be possible for another entity to acquire Greene County Bancorp, Inc. without the consent of Greene County Bancorp, MHC.  Greene County Bancorp, MHC, as long as it remains in the mutual form of organization, will control a majority of the voting stock of Greene County Bancorp, Inc.
Federal Law
Under the Change in Bank Control Act, no person may acquire control of a savings and loan holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition.
Control, as defined under federal law, means ownership, control, or holding with power to vote, of 25% or more of any class of voting stock.  Federal regulations establish a rebuttable presumption of control upon ownership, control, or holding with power to vote, of 10% or more of a class of voting stock where (i) the company has registered securities under Section 12 of the Securities Exchange Act of 1934 or (ii) no other person will own control or hold the power to vote a greater percentage of that class of voting securities.
The Federal Reserve Board may deny an acquisition of control if it finds, among other things, that:
•	the acquisition would result in a monopoly or substantially lessen competition;
•	the financial condition of the acquiring person might jeopardize the financial stability of the institution;
•	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person; or
•	the acquisition would have an adverse effect on the Deposit Insurance Fund.

Charters and Bylaws of Greene County Bancorp, Inc. and The Bank of Greene County
The following discussion is a summary of provisions of the charter and bylaws of Greene County Bancorp, Inc. and The Bank of Greene County that may be deemed to affect the ability of a person, firm or entity to acquire Greene County Bancorp, Inc.  The description is necessarily general and qualified by reference to the charter and bylaws.
Classified Board of Directors.  The board of directors of Greene County Bancorp, Inc. is required by the charter and bylaws to be divided into three staggered classes that are as equal in size as is possible.  Each year one class will be elected by stockholders of Greene County Bancorp, Inc. for a three-year term.  A classified board promotes continuity and stability of management of Greene County Bancorp, Inc., but makes it more difficult for stockholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur.
Authorized but Unissued Shares of Capital Stock.  Greene County Bancorp, Inc. has authorized but unissued shares of preferred stock and common stock.  Although these shares could be used by the board of directors of Greene County Bancorp, Inc. to make it more difficult or to discourage an attempt to obtain control of Greene County Bancorp, Inc. through a merger, tender offer, proxy contest or otherwise, it is unlikely that we would use or need to use shares for these purposes since Greene County Bancorp, MHC will own a majority of the common stock for so long as we remain in the mutual holding company structure.
How Shares are Voted.  Greene County Bancorp, Inc.’s charter provides that there is not cumulative voting by stockholders for the election of Greene County Bancorp, Inc.’s directors.  No cumulative voting rights means that Greene County Bancorp, MHC, as the holder of a majority of the shares eligible to be voted at a meeting of stockholders, may elect all directors of Greene County Bancorp, Inc. to be elected at that meeting.  This could prevent minority stockholder representation on Greene County Bancorp, Inc.’s board of directors.
Procedures for Stockholder Nominations and Proposals for New Business.  Greene County Bancorp, Inc.’s bylaws provide that any stockholder wanting to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must send written notice to the Secretary of Greene County Bancorp, Inc. at least five days before the date of the annual meeting.  Management believes that it is in the best interests of Greene County Bancorp, Inc. and its stockholders to provide enough time for management to disclose to stockholders information about a dissident slate of nominations for directors.  This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations if management thinks it is in the best interest of stockholders generally.  Similarly, adequate advance notice of stockholder proposals give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted.

Limitations on Calling Special Meetings of Stockholders.  Greene County Bancorp, Inc.’s charter provides that special meetings of our stockholders may be called by the chairman of the board, the president, or a majority of the board of directors, and shall be called by the chairman of the board, the president, or the secretary upon the written request of the holders of not less than one-tenth of all of our outstanding shares of voting stock.
Purpose and Anti-Takeover Effects of Greene County Bancorp, Inc.’s Charter and Bylaws.  Our board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors.  We believe these provisions are in the best interests of Greene County Bancorp, Inc. and its stockholders. Our board of directors believes that it will be in the best position to determine the true value of Greene County Bancorp, Inc. and to negotiate more effectively for what may be in the best interests of all our stockholders. Accordingly, our board of directors believes that it is in the best interests of Greene County Bancorp, Inc. and all of our stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. However, as set forth, for as long as we are in the mutual holding company structure, Greene County Bancorp, MHC is required to hold a majority of our shares of outstanding common stock and accordingly is generally able to determine the outcome to all actions which require shareholder approval, including any shareholder proposal to encourage or force a second-step conversion transaction of Greene County Bancorp, MHC.
Benefit Plans
In addition to the provisions of Greene County Bancorp, Inc.’s charter and bylaws described above, benefit plans of Greene County Bancorp, Inc. and The Bank of Greene County that may authorize the issuance of equity to its board of directors, officers and employees may contain provisions which also may discourage hostile takeover attempts which the board of directors of The Bank of Greene County might conclude are not in the best interests of Greene County Bancorp, Inc. and The Bank of Greene County or Greene County Bancorp, Inc.’s stockholders.